Exhibit 99.1

Liquid Media Group Ltd. Announces Private Placement of $3.125 Million of Debenture

VANCOUVER , BC, CANADA, February 23, 2023 /EINPresswire.com/ -- Liquid Media Group Ltd. (Nasdaq: YVR) ("Company") announced today that it has issued a $3.125 million principal amount convertible debenture (the “Debenture”) to an institutional investor. The Debenture was issued with an original issue discount of $0.625 million providing the Company gross proceeds of $2.5 million. Upon the election by the investor, the Debenture may be converted into common shares at a conversion price based on a discount to the Company’s VWAP for a period preceding the date of conversion. The Debenture matures upon the earlier of 12 months from the effective date of a registration statement registering the underlying common shares or 18 months from the closing. The investor will have the option to purchase another Debenture and warrant pursuant to similar terms.

The investor also received warrants to purchase approximately 11,574,074 common shares for a period of five years and six months at an exercise price equal to 85% of the lowest VWAP for the ten-day trading period prior to closing, subject to adjustment.

The proceeds from the Debenture will be used for general working capital purposes.

Joseph Gunnar & Co., LLC acted as the sole placement agent in connection with the issuance of the Debenture and warrant.

The Debenture and warrant described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act"), and Regulation D promulgated thereunder and, along with the common shares underlying the Debenture and warrant, have not been registered under the Act, or applicable state securities laws. Accordingly, the Debenture, warrant and the underlying common shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company empowering independent IP creators. Liquid’s end-to-end solution enables professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

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